ORGANIGRAM
GLOBAL

Q3
2025

Organigram Global Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated August 13, 2025 (this "MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Global Inc. (formerly Organigram Holdings Inc.) (together with its subsidiaries, the “Company”, "Organigram", "we", "us", or "our") for the three and nine months ended June 30, 2025 (“Q3 Fiscal 2025”), and the audited annual consolidated financial statements for the year ended September 30, 2024 ("Fiscal 2024") (the "Annual Financial Statements" and together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

Financial data in this MD&A is based on the Financial Statements of the Company, and has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management's beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management's control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:
•Licensing of the Company's production facilities and the timing and expected benefits thereof;
•Expectations regarding production capacity, facility size, tetrahydrocannabinol ("THC") potency, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s primary operating subsidiary Organigram Inc., being the resulting entity from the amalgamations of Organigram Inc., The Edibles and Infusions Corporation ("EIC"), Laurentian Organic Inc. ("Laurentian"), and Motif Labs Ltd. ("Motif");
•The final outcome of the Anti-Dumping Investigation (as defined herein) in respect of Canadian cannabis exports to Israel;
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus recreational cannabis products and the relative mix of products within the recreational category;
•Changes in legislation related to permitted cannabis classes, formats, cannabinoid content and potency, including regulations relating thereto, the timing and the implementation thereof, and our future product formats;
•Expectations around branded cannabis products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations around revenue growth from innovative products, particularly the commercialization of FASTTM (Fast Acting Soluble Technology) nanoemulsion technology and the competitive edge in the gummy category with this technology;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Capital expenditures and expected related benefits;
•The expectation that the technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•Expectations regarding the Company's strategic investments in Weekend Holdings Corp ("WHC"), the parent company of Green Tank Technologies Corp. ("Greentank"), Phylos, Steady State LLC (d/b/a Open Book Extracts) ("OBX"), and Sanity Group GmbH ("Sanity Group");
•Expectations regarding the Company's acquisition, integration and synergy realization of Motif, Collective Project Limited ("CPL") and Organigram USA Inc. (formerly Collective Project USA Limited), a wholly-owned subsidiary of CPL;
•Expectations regarding European Union Good Manufacturing Practice ("EU-GMP") certification, including acceptance of any corrective action plans and timing for the issuance of the certification;
•Expectations regarding the resolution of litigation and other legal proceedings;
•Expectations regarding the Company's remedial activities relating to disclosure controls and procedures or internal control over financial reporting;
•The general continuance of current, or where applicable, assumed industry conditions;
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•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally, minor cannabinoids and environmental programs;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability of sufficient inputs and the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of the Company's common shares ("Common Shares") and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 (Canada), the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export permits from time to time, as well as timing and receipt of regulatory approval and an import permit from the purchasers' regulatory authority;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity and the Company’s ability to access the public markets or credit facilities from time to time to fund operational activities and growth;
•The Company’s ability to remain listed on the Toronto Stock Exchange (the "TSX") and Nasdaq Global Select Market ("NASDAQ") and the impact of any actions it may be required to take to remain listed;
•Expectations concerning the Company's financial position, future liquidity and other financial results;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness, integration and automation initiatives;
•Expectations regarding capital expenditures and timing thereof;
•Expectations regarding improved margins over the coming quarters as acquisition related synergies are realized;
•Expectations concerning the Company's performance during the fiscal year ended September 30, 2025 ("Fiscal 2025") and in fiscal year 2026, including with respect to revenue, Adjusted Gross Margin (as defined herein) , selling, general and administrative expenses ("SG&A"), Adjusted EBITDA (as defined herein) and Free Cash Flow (as defined herein);
•The Company's expansion initiatives with respect to flower output in Fiscal 2025 and fiscal year 2026 to address growing demand from international markets; and
•Expectations regarding the Company's hemp-based business in the U.S.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the board of directors of the Company (the "Board of Directors"), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures or any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policies, including customs, tariffs, trade, environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s and its investees’ ability to, where applicable, obtain and/or maintain their status as licensed producers (a "Licensed Producer" or "LP") or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable terms or
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at all; the potential size of the regulated recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the outcome of the Anti-Dumping Investigation; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's information technology ("IT") system; the effectiveness of the Company's enterprise resource planning ("ERP") system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the U.S. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT ANNUAL INFORMATION FORM ("AIF") UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other Licensed Producers and cannabis companies. For a comparison of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited to, the following:
•Adjusted Gross Margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value ("Adjusted Gross Margin"). Adjusted Gross Margin % is calculated by dividing Adjusted Gross Margin by net revenue. Adjusted Gross Margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to Adjusted Gross Margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development ("R&D") activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for expected credit losses ("Adjusted EBITDA"). Adjusted EBITDA is reconciled to the most directly comparable IFRS financial
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measure in the "Financial Results and Review of Operations" section of this MD&A.

During the second quarter of Fiscal 2024, management changed the calculation of Adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly. Management believes this change provides a more accurate reflection of the Company's operating performance by capturing recurring credit-related expenses associated with trade receivables.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).
•Free cash flow provided by (used in) operating activities is calculated as net cash provided by or used in operating activities less the purchase of property, plant and equipment ("Free Cash Flow"). Free Cash Flow is reconciled to the most directly comparable IFRS financial measure in the "Balance Sheet, Liquidity and Capital Resources" section of this MD&A.

Free Cash Flow is a useful indicator of the Company’s capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. The most directly comparable measure to Free Cash Flow calculated in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
Organigram is a licensed cannabis cultivator and producer of consumer packaged goods containing cannabis. We are authorized to manufacture cannabis products and distribute them to wholesale and retail channels in the recreational and medical cannabis regimes in Canada. We export cannabis to various international jurisdictions, and we distribute hemp-derived THC beverages in the U.S.

Organigram conducts operations at five facilities across Canada:
1.Our indoor cultivation and manufacturing facility in Moncton, New Brunswick (“Moncton Campus”);
2.Our edibles manufacturing facility in Winnipeg, Manitoba ("Winnipeg Facility");
3.Our craft flower cultivation and hash production facility in Lac-Supérieur, Québec ("Lac-Supérieur Facility");
4.Our cannabinoid extraction and processing facility in Aylmer, Ontario ("Aylmer Facility"); and
5.Our centralized warehouse for labelling, packaging, and national fulfillment in London, Ontario ("London Facility").

As of the end of Q3 Fiscal 2025, Organigram held the #1 market position in the Canadian recreational cannabis market1.

STRATEGY
Our corporate strategy is to leverage our brand and product portfolio and our culture of innovation to increase our market share, drive profitability, expand internationally, and deliver long-term shareholder value.

The pillars of our strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires innovation with breakthrough products that provide a long-term competitive advantage. We are committed to maintaining a culture of innovation and have a track record of launching differentiated products that quickly capture market share.

Organigram has a product development collaboration ("PDC") with BAT, our largest institutional shareholder and a leading multi-category consumer goods business, through which we established a "Centre of Excellence" (the "CoE") to focus on developing
1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of June 30, 2025.
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the next generation of cannabis products. The CoE is located at the Moncton Campus, where Organigram is authorized to conduct cannabis research. Under the terms of the Product Development Collaboration agreement (the "PDC Agreement") between the parties dated March 10, 2021, we have a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed in the PDC in any field. This license is exclusive to us in Canada and non-exclusive to us outside of Canada. Both companies contributed scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies.

2. Consumer Focus
We seek to address the evolving needs of the cannabis consumer by offering a diversified brand and product portfolio that spans popular categories and delivers strong consumer value at competitive price points. In addition to third-party and direct consumer research, we maintain contact with consumers online via social media.

3. Efficiency
We are committed to increasing the efficiency of our operations and have allocated significant capital to improving our facilities, production processes, and logistics. We continue to invest in operational efficiencies and capacity-driving projects to reduce costs and increase scale.

Moncton Campus (Indoor Cultivation and Manufacturing)
The Moncton Campus is home to our 500,000+ square foot state-of-the-art flagship facility, which features three-tiered, modular, strain-specific grow rooms providing the ability to control critical environmental requirements specific to the needs of each strain. The facility enables in-house extraction, cannabinoid testing, remediation, and automated production and packaging lines. Capacity enhancement projects are ongoing, including the installation of higher-output LED lighting. Our strategic investment in Phylos has allowed us to accelerate transitioning a portion of our garden to seed-based production, which is anticipated to reduce costs and yield more robust, consistent plants over time.

Winnipeg Facility (Ingestible Products)
This purpose-built, highly automated 51,000 square-foot manufacturing facility was designed to produce highly customizable, precise, and scalable cannabis-infused products in various formats including pectin and gelatin-based sugar-free gummies. The Winnipeg Facility is capable of producing over 4 million gummies on a monthly basis, and contains specialized manufacturing equipment for the Company's nanoemulsion technology for both edibles and beverages.
.
Lac-Supérieur Facility (Hash/Concentrates and Premium Flower)
The Lac-Supérieur Facility includes 33,000 square feet of space. The facility is equipped to produce 2,400 kg of flower and over 2 million packaged units of hash annually. SHRED X Rip Strip Hash is produced at this facility using our patent-pending technology, with a capacity of 150 units per minute.

Aylmer Facility (Extraction and Manufacturing)
The Aylmer Facility houses advanced extraction and manufacturing capabilities including hydrocarbon and CO2 extraction and refinement, formulation, post-processing of minor cannabinoids, and infused and regular pre-roll production. The facility provides cost-effective inputs for finished goods manufacturing to certain products within Organigram's product portfolio. The Company is currently expanding hydrocarbon capacity to meet the growing needs of its business.

London Facility (Warehousing and Distribution)
The London Facility is a centralized warehouse distribution hub in Canada's most populous province of Ontario. The facility supports growing demand for Organigram products, optimizes fulfillment, and reduces the cost and complexity of shipping products from the Moncton Campus to Ontario and Western Canada.

4. Market Expansion
We are committed to expanding our market presence by broadening our geographical footprint. We expect to enable this via strategic investments and acquisitions. Examples of market expansion include:
•Domestic acquisitions of cannabis cultivation and production facilities across Canada, including in Ontario, Quebec, and Manitoba, enabling us to compete in every major product category in Canada;
•International exports of bulk cannabis to Germany, Australia and the United Kingdom ("UK");
•The strategic follow-on equity investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT of $124.6 million (the "Follow-on BAT Investment") and the creation of the "Jupiter Pool" targeting international opportunities, with initial investments completed in OBX and Sanity Group; and
•Expansion into the hemp-derived THC beverage category in the U.S. through the acquisition of CPL.

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KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q3-2025	Q3-2024	CHANGE	% CHANGE
Financial Results
Net revenue	$70,792	$41,060	$29,732	72%
Cost of sales	$48,369	$27,173	$21,196	78%
Gross margin before fair value adjustments	$22,423	$13,887	$8,536	61%
Gross margin % before fair value adjustments(1)	32%	34%		(2)%
Operating expenses	$28,251	$18,635	$9,616	52%
Other expenses (income)	$14,092	$(7,445)	$21,537	nm

Adjusted EBITDA(2)	$5,694	$3,465	$2,229	64%
Net (loss) income	$(6,294)	$2,818	$(9,112)	nm

Net cash provided by (used in) operating activities	$14,626	$(3,730)	$18,356	nm

Adjusted Gross Margin(2)	$24,226	$14,586	$9,640	66%
Adjusted Gross Margin %(2)	34%	36%		(2)%

Operating Results
Kilograms harvested - dried flower	24,210	21,420	2,790	13%
Kilograms sold - dried flower	23,290	18,785	4,505	24%

Note (1):    Equals gross margin before fair value adjustments (as reflected in the Interim Financial Statements) divided by net revenue.
Note (2):    Adjusted EBITDA, Adjusted Gross Margin and Adjusted Gross Margin % are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE
For Q3 Fiscal 2025, the Company reported $70,792 in net revenue. Of this amount, $59,918 (85%) was attributable to recreational cannabis sales, $7,418 (10%) to international sales, and $3,456 (5%) to other revenues. Q3 Fiscal 2025 net revenue increased 72%, or $29,732, from the third quarter of Fiscal 2024 ("Q3 Fiscal 2024") net revenue of $41,060, primarily due to an increase of $23,451 and $5,051 in recreational cannabis sales associated primarily with financial contributions from Motif and international sales, respectively.

The volume of flower sales in grams increased 24% to 23,290 kg in Q3 Fiscal 2025 compared to 18,785 kg in Q3 Fiscal 2024. This increase is primarily due to the success of the Company's large format value products, a significant increase in international sales, and higher sales of infused pre-rolls.

COST OF SALES
Cost of sales for Q3 Fiscal 2025 increased to $48,369 compared to $27,173 in Q3 Fiscal 2024, primarily due to an increase in net revenue of 72% in Q3 Fiscal 2025 compared to Q3 Fiscal 2024. Included in Q3 Fiscal 2025 cost of sales are $936 of inventory provisions for unsalable inventories. Q3 Fiscal 2024 had inventory provision adjustments of $699.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for Q3 Fiscal 2025 of $22,423, or 32% as a percentage of net revenue, compared to $13,887, or 34%, in Q3 Fiscal 2024.

Adjusted Gross Margin2 for Q3 Fiscal 2025 was $24,226, or 34% as a percentage of net revenue, compared to $14,586, or 36%, in Q3 Fiscal 2024, an increase of 64% in absolute dollars. The Adjusted Gross Margin of 34% in Q3 Fiscal 2025 reflects Motif's margin before full synergy realization. The primary driver for the year-over-year decline in margin was a temporary drag from Motif as synergies have yet to flow meaningfully through the consolidated statement of operations. While Organigram standalone Adjusted Gross Margin was approximately 37% in the quarter, Motif’s came it at 29%, driven by a 200 basis point margin impact from external white label brands and an increase in the cost of biomass due to current supply and demand dynamics, partially offset by internal sourcing of biomass from our Moncton Campus.

2 Adjusted Gross Margin and Adjusted Gross Margin % are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A and the discussion under the heading "Adjusted Gross Margin" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
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OPERATING EXPENSES

	Q3-2025	Q3-2024	CHANGE	% CHANGE

General and administrative	$15,680	$9,279	$6,401	69%
Sales and marketing	8,824	5,097	3,727	73%
Research & development	2,763	2,460	303	12%
Share-based compensation	984	1,799	(815)	(45)%
Total operating expenses	$28,251	$18,635	$9,616	52%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $15,680 increased from $9,279 in Q3 Fiscal 2024, primarily due to higher depreciation and amortization resulting from the acquisitions of Motif and CPL, as well as increased ERP implementation expenses.

SALES AND MARKETING
Sales and marketing expenses of $8,824 increased from $5,097 in Q3 Fiscal 2024, The increase primarily reflects the addition of Motif-related expenses, which were not present in Q3 Fiscal 2024, following the Company’s acquisition of Motif in Q1 Fiscal 2025. Higher investments in advertising, promotions, and trade marketing also contributed to the year-over-year increase. As a percentage of net revenue, sales and marketing expenses remained consistent with the prior year's quarter at 12%.

RESEARCH AND DEVELOPMENT
R&D costs of $2,763 increased from $2,460 in Q3 Fiscal 2024. R&D costs as % of net revenue decreased to 4% from 6% in Q3 Fiscal 2024.

SHARE-BASED COMPENSATION
Share-based compensation expense of $984 decreased from $1,799 in Q3 Fiscal 2024, primarily due to the timing of vesting of equity awards. There were no such awards granted in Q3 Fiscal 2025.

OTHER (INCOME) / EXPENSES

	Q3-2025	Q3-2024	CHANGE	% CHANGE

Investment income, net of financing costs	(73)	(1,179)	1,106	94%
Acquisition and transaction costs	654	421	233	55%
Share of loss from investments in associates	—	122	(122)	(100)%
Gain on disposal of property, plant and equipment	—	(707)	707	100%
Change in fair value of contingent consideration	609	—	609	100%
Share issuance costs allocated to derivative liabilities	—	668	(668)	(100)%
Change in fair value of derivative liabilities, preferred shares and other financial assets	10,795	(6,909)	17,704	256%
Other non-operating expenses	2,107	139	1,968	1,416%
Total other (income)/expenses	$14,092	$(7,445)	$21,537	nm

INVESTMENT INCOME (NET OF FINANCING COSTS)
Investment income (net of financing costs) of $73 decreased from $1,179 in Q3 Fiscal 2024, primarily due to a lower cash balance in Q3 Fiscal 2025 compared to Q3 Fiscal 2024.

ACQUISITION AND TRANSACTION COSTS
Acquisition and transaction costs of $654 increased from $421 in Q3 Fiscal 2024, primarily driven by higher costs associated with the Company's acquisitions and integration activities related to Motif and CPL.
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CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a loss of $609 during Q3 Fiscal 2025 compared to $nil in Q3 Fiscal 2024. The loss in Q3 Fiscal 2025 was due to the revaluation of the contingent liability payable to the former vendors of Motif and CPL.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a loss of $10,795 during Q3 Fiscal 2025 compared to a gain of $6,909 in Q3 Fiscal 2024. The following are the fair value changes that were recognized in Q3 Fiscal 2025, and Q3 Fiscal 2024:

	Q3 Fiscal 2025	Q3 Fiscal 2024
Investment in Phylos	$(1,787)	$637
Investment in OBX	92	11
Investment in Sanity Group (convertible loan)	(2,289)	—
Investment in Sanity Group (common shares)	(147)	—
Top-up Rights	4,835	2,249
Commitment to fund third tranche of Phylos convertible loan	(53)	182
Commitment to issue Preferred Shares	—	(7,442)
Warrants	373	(2,546)
Preferred shares	9,771	—
	$10,795	$(6,909)

OTHER NON-OPERATING EXPENSES
Other non-operating expenses of $2,107 in Q3 Fiscal 2025, increased from $139 in Q3 Fiscal 2024, primarily due to a higher foreign currency exchange loss on restricted cash balance.

ADJUSTED EBITDA
Adjusted EBITDA3 was $5,694 in Q3 Fiscal 2025, compared to Adjusted EBITDA of $3,465 in Q3 Fiscal 2024. The $2,229 increase in Adjusted EBITDA compared to the comparative period is primarily due to higher net flower revenue, increased international sales and lower operating expenses as % of net revenue. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of Adjusted EBITDA to net (loss) income.

NET (LOSS) INCOME
The net loss was $6,294 in Q3 Fiscal 2025 compared to a net income of $2,818 in Q3 Fiscal 2024. The increase in net loss in Q3 Fiscal 2025 compared to comparative period is primarily due to a fair value loss on derivative liabilities, contingent considerations and preferred shares as opposed to a fair value gain that was recognized in the comparative period.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO JUNE 30, 2025
In April 2025, the Company announced its entry into the beverage category in the U.S. and Canada through its acquisition of CPL, a beverage brand and formulations company, for upfront consideration of approximately $6 million, potential milestone payments, and potential earnout payments totaling in the aggregate up to $24 million in respect of the two twelve-month periods ending September 30, 2025 and September 30, 2026.

In May 2025, the Company announced that CEO, Beena Goldenberg, would be retiring at the conclusion of the Company’s current fiscal year ending September 30, 2025. Until this date, Ms. Goldenberg will continue in her role as CEO and as a member of the Company’s Board of Directors to advance Organigram’s strategic objectives and to ensure an effective transition. The Company has engaged an executive search firm and is continuing to evaluate candidates to serve as her successor. At the Company's request, Ms. Goldenberg has agreed to extend her retirement date to on or about October 31, 2025 to complete the search and transition process.

In July 2025, the Company announced that its recently acquired beverage business, CPL, had launched an e-commerce platform in the U.S., expanding U.S. consumer access to these products across 25 states. The launch represents a milestone in Organigram’s multi-phase U.S. expansion strategy, enhancing the Company’s presence in a category that has already surpassed
3 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    8

US $1 billion in retail sales and is projected to reach US $4 billion by 20284. In addition to direct online shipping, CPL beverages are available at select retail partners in many states.

OUTLOOK
Market Size & Industry Trends
The Company maintains a positive outlook on the cannabis market, both in Canada and internationally. Canada-wide legal recreational sales for the industry are expected to total $6.4 billion in calendar 20285.

The Canadian market is stabilizing after years of oversupply and pricing pressure, driven by consolidation, reduced capacity, and the absorption of supply by increased international demand. Consumer preferences continue to evolve, with sustained demand for high-THC, consistent value-format flower, and rapid growth in infused pre-rolls, edibles, vapes, and beverages.

Regulatory scrutiny has intensified, particularly around inflated THC potency labeling, prompting initiatives by Ontario Cannabis Stores, Health Canada, and the Cannabis Standards Alliance of Canada to establish consistent testing and enforcement.

Canada's cannabis exports have increased significantly over the last five years, growing from $8 million in 2020, to approximately $218 million in 20246. The momentum of global cannabis reform has encouraged many cannabis operators to seek exposure to emerging international medical and recreational markets. Furthermore, as international revenue is not subject to onerous Canadian cannabis excise duties, LPs are increasingly seeking growth in this area to increase their revenues and margins, while further solidifying Canada's strong reputation abroad for producing high quality cannabis.

Business Outlook
Opportunities to scale new cannabis strains require rigorous trials over multiple growth cycles before roll-out across a facility. Organigram’s commitment to investing in new genetics and innovations continues, and we expect to continue launching new genetics, ready-to-consume innovations, and products containing minor cannabinoid stacks in various formats.

Organigram expects to continue its long-term trend of revenue expansion through a combination of organic growth and M&A. Organic growth is anticipated to be supported by a strong innovation pipeline, improving cannabis quality, higher average potency, and the commercialization of R&D such as FASTTM in ingestible formats. M&A is expected to focus primarily on international opportunities that allow Organigram to build upon its growing international flower volumes or support branded product sales in emerging legal markets. Organigram also regularly evaluates opportunities in Canada to strengthen our domestic footprint.

In Fiscal 2024, Organigram achieved significant efficiencies in production, manufacturing, and logistics, driving notable growth in Adjusted Gross Margins7. The Company forecasts Adjusted Gross Margin7 to average approximately 35% for Fiscal 2025, and expects Adjusted Gross Margin to approach 40% in the second half of fiscal year 2026. The Company also anticipates positive full-year Fiscal 2025 Adjusted EBITDA7 surpassing Fiscal 2024 levels, and expects full-year Fiscal 2025 cash flow from operations before working capital changes to be at or near breakeven, and positive after working capital changes. In Q3 Fiscal 2025, the Company generated Free Cash Flow7 of $5 million and expects to generate positive Free Cash Flow7 in Q4 Fiscal 2025, and for the full year fiscal 2026.

Organigram has identified the following opportunities that it believes have the potential to improve margins in the future:
•Increased sales of higher-margin ready-to-consume products, including edibles, vapes, tube-style pre-rolls, and beverages;
•Growth in high-margin international sales, with a strategic focus on the growing German market;
◦The Company anticipates increasing its flower output through expansion initiatives in Fiscal 2025 and fiscal year 2026 to address growing demand from international markets; and
•Continued operational efficiencies across the Company's facilities and a ramp-up of seed-based production, reducing input costs and improving profitability over time.
•$7 million in CAPEX net of expected government rebates to expand cultivation capacity at the Moncton Campus through LED lighting upgrades, expected to add up to 7,000 kg in annual flower capacity.
•Cultivation optimization projects at the Moncton Campus are expected to add approximately 7,300 kg annually.

The Company’s acquisition of Motif in December 2024 is resulting in the realization of several margin-enhancing opportunities:
•Expanded production capabilities enabling better utilization of assets, improved inventory turnover and economies of scale;
4 “Fizz with a Buzz: The Rise of Cannabis Drinks in the US”, Euromonitor International, June 11, 2024, https://www.euromonitor.com/article/fizz-with-abuzz-the-rise-of-cannabis-drinks-in-the-us.
5 October, 2024 data from BDSA.
6 Source: https://mjbizdaily.com/canada-medical-cannabis-exports-jump-to-ca220-million-domestic-sales-decline/.
7 Adjusted Gross Margin, Adjusted EBITDA and Free Cash Flow are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures", "Financial Results and Review of Operations", and "Balance Sheet, Liquidity and Capital Resources" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    9

•Integration of Motif’s operations, which is expected to generate approximately $15 million in annualized run-rate synergies within 24 months of the acquisition;
•The London Facility, a dedicated central Ontario distribution hub, is anticipated to reduce shipping costs and streamline logistics, enhancing overall operational efficiency; and
•Leadership position in high-margin categories such as vapes and infused pre-rolls, supported by the introduction of innovative, premium products tailored to evolving consumer preferences.

International Market
The Company's international sales have increased meaningfully since the first quarter of Fiscal 2024. As a result of initiatives aimed toward diversifying its international client base, initiating branded sales outside of Canada, and establishing a foothold in the rapidly growing German cannabis market through a $21 million investment in Sanity Group, Organigram anticipates continued expansion of its international revenue, supported in-part by the impending EU-GMP certification of its Moncton facility. The Company completed its EU-GMP audit in November 2024, and is awaiting the final steps in anticipation of certification.

Organigram serves a diverse international medical supply customer base in Australia, Germany, and the UK. The Company has also completed strategic investments into two U.S.-based companies, OBX and Phylos. Further, through its acquisition of CPL, Organigram participates in the hemp-derived beverages segment in the U.S.

We continue to monitor and evaluate opportunities in regulated recreational and medical markets outside of Canada, with a focus on the U.S., Europe, and Australia.

Future international shipments are subject to the timing and receipt of regulatory approval and an export permit from Health Canada, as well as timing and receipt of regulatory approval and an import permit from the purchasers' regulatory authority.

Jupiter Investment Pool
International expansion initiatives are expected to be supported by the $124.6 million Follow-on BAT Investment, with $83 million of the Follow-on BAT Investment earmarked for the Jupiter Pool. To date, approximately $23 million has been deployed from the Jupiter Pool to fund investments by Organigram in OBX and Sanity Group. As of June 30, 2025, $59 million (being the remaining portion of the Jupiter Pool funds) is available to support continued expansion into the U.S. and other international markets in compliance with applicable laws.

As of June 30, 2025, the Company has access to $10 million of previously restricted funds pursuant to a temporary waiver granted by BAT. The waiver permits use of these funds for general purposes through November 8, 2026, after which the original restrictions are reinstated. The Company has classified these funds as unrestricted cash based on the terms and substance of the arrangement.

Jupiter Strategic Investments
On March 26, 2024, the Company completed its inaugural Jupiter Pool investment with a US $2 million investment into U.S.-based OBX.

On June 25, 2024, the Company completed its first European strategic investment, with an approximate $21 million investment into the German medical company, Sanity Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    10

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain Non-IFRS Measures such as Adjusted EBITDA, Adjusted Gross Margin and Free Cash Flow in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the "Cautionary Statement Regarding Certain Non-IFRS Measures" section in this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the nine months ended June 30, 2025 and June 30, 2024. Commentary is provided in the pages that follow.

Net revenue is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the recreational cannabis, medical cannabis, wholesale, and international cannabis markets.

	2025	2024	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$279,774	$177,300	$102,474	58%
Net revenue	$179,122	$115,143	$63,979	56%
Cost of sales	$122,797	$80,483	$42,314	53%
Gross margin before fair value adjustments	$56,325	$34,660	$21,665	63%
Gross margin % before fair value adjustments	31%	30%		1%
Realized fair value on inventories sold and other inventory charges	$(41,719)	$(36,713)	$5,006	14%
Unrealized gain on changes in fair value of biological assets	$43,772	$32,361	$11,411	35%
Gross margin	$58,378	$30,308	$28,070	93%
Operating expenses	$74,867	$65,421	$9,446	14%
Loss from operations	$(16,489)	$(35,113)	$(18,624)	(53)%
Other expenses (income)	$(19,685)	$4,924	$(24,609)	nm
Income tax recovery	$(10,009)	$(30)	$9,979	nm
Net income (loss)	$13,205	$(40,007)	$53,212	nm
Net earnings (loss) per common share, basic	$0.105	$(0.385)	$0.490	nm
Net earnings (loss) per common share, diluted	$0.104	$(0.385)	$0.489	nm

Net cash used in operating activities	$(6,139)	$(5,021)	$1,118	22%

Adjusted Gross Margin(1)	$60,426	$37,391	$23,035	62%
Adjusted Gross Margin %(1)	34%	32%		2%
Adjusted EBITDA(1)	$12,012	$2,556	$9,456	370%

Financial Position
Working capital	$170,508	$157,750	$12,758	8%
Inventory and biological assets	$125,186	$84,079	$41,107	49%
Total assets	$564,615	$354,748	$209,867	59%
Non-current financial liabilities(2)	$52,802	$34,439	$18,363	53%
Note (1): Adjusted Gross Margin, Adjusted Gross Margin % and Adjusted EBITDA are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
Note (2): Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
For the nine months ended June 30, 2025, the Company recorded net revenue of $179,122 compared to net revenue of $115,143 for the nine months ended June 30, 2024. Net revenue increased on a period-over-period basis primarily due to an increase in international revenue and recreational revenue, as well as the contributions from Motif's sales following the acquisition of Motif, for the period from December 6, 2024 to June 30, 2025.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    11

For the nine months ended June 30, 2025, the ASP of recreational flower increased to $1.73 per gram compared to $1.52 per gram for the nine months ended June 30, 2024. The increased ASP of recreational flower is primarily due to a more balanced supply and demand dynamic in the nine months ended June 30, 2025.

Sales volumes of all flower in grams increased by 19% to 60,251 kg for the nine months ended June 30, 2025 compared to 50,490 kg in the comparative period, primarily due to an increase in adult-use recreational cannabis sales and international sales.

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for the nine months ended June 30, 2025 and June 30, 2024:

	2025	2024
Recreational, net of excise duty	155,049	104,011
International flower and beverages	16,817	5,576
Wholesale, medical and other	7,256	5,556
Total Net Revenue	$179,122	$115,143

COST OF SALES AND GROSS MARGIN
The gross margin for the nine months ended June 30, 2025 was $58,378 compared to $30,308 for the nine months ended June 30, 2024. The changes and significant items impacting the nine months ended June 30, 2025 were: (i) higher recreational cannabis revenue; (ii) higher international sales; and (iii) higher unrealized gains on changes in the fair value of biological assets.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for the nine months ended June 30, 2025 was $43,772 as compared to $32,361 for the nine months ended June 30, 2024.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

ADJUSTED GROSS MARGIN
Adjusted Gross Margin is a Non-IFRS Measure that the Company defines as net revenue less cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted Gross Margin calculated in accordance with IFRS is gross margin before fair value adjustments.

	Q4-F23 (1)	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25	Q3-F25
Net revenue	$46,040	$36,455	$37,628	$41,060	$44,698	$42,730	$65,600	$70,792
Cost of sales before adjustments	38,101	25,259	26,019	26,474	28,155	28,451	43,679	46,566
Adjusted Gross Margin (2)	7,939	11,196	11,609	14,586	16,543	14,279	21,921	24,226
Adjusted Gross Margin % (2)	17%	31%	31%	36%	37%	33%	33%	34%
Less:
Provisions and impairment of inventories and biological assets	532	1,672	314	628	2,043	13	548	921
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    12

Provisions to net realizable value	4,252	13	33	71	709	151	—	15
Realized fair value on inventories sold from acquisitions	—	—	—	—	—	—	1,586	867
Gross margin before fair value adjustments	3,155	9,511	11,262	$13,887	$13,791	$14,115	$19,787	$22,423
Gross margin % (before fair value adjustments)	7%	26%	30%	34%	31%	33%	30%	32%
Add: Realized fair value on inventories sold and other inventory charges	(15,901)	(11,923)	(11,062)	(13,728)	(15,365)	(13,066)	(14,192)	(14,461)
Unrealized gain on changes in fair value of biological assets	21,751	9,112	9,400	13,849	18,790	12,765	12,823	18,184
Gross margin(3)	$9,005	$6,700	$9,600	$14,008	$17,216	$13,814	$18,418	$26,146
Gross margin %(3)	20%	18%	26%	34%	39%	32%	28%	37%
Note 1:    Q4 F23 results are for the four month period from June 1, 2023 through September 30, 2023 as a result of the change in year end from August 31 to September 30 approved by the Company in May 2023.
Note 2: Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A
Note 3: Gross margin reflects the IFRS measure per the Company’s Financial Statements.

Both Adjusted Gross Margin and gross margin before fair value adjustments have improved throughout Fiscal 2024. This improvement is attributed to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in fiscal year 2023 and higher recreational cannabis revenue. In the first quarter of Fiscal 2025, gross margin declined primarily due to lower unrealized gain on changes in fair value of biological assets and lower international sales. In the second quarter of Fiscal 2025, gross margin declined primarily due to the fair value adjustment on inventories acquired through the Motif acquisition and subsequently sold, as required under IFRS. In Q3 Fiscal 2025, gross margin has increased primarily due to higher international sales and higher unrealized gain on changes in fair value of biological assets.

OPERATING EXPENSES

	2025	2024	CHANGE	% CHANGE

General and administrative	$41,880	$35,485	$6,395	18%
Sales and marketing	22,151	15,095	7,056	47%
Research and development	7,794	9,533	(1,739)	(18)%
Share-based compensation	3,042	5,308	(2,266)	(43)%
Total operating expenses	$74,867	$65,421	$9,446	14%

GENERAL AND ADMINISTRATIVE
For the nine months ended June 30, 2025, the Company incurred general and administrative expenses of $41,880 compared to $35,485 for the nine months ended June 30, 2024.

SALES AND MARKETING
For the nine months ended June 30, 2025, the Company incurred sales and marketing expenses of $22,151 or 12% of net revenues as compared to $15,095 or 13% of net revenues for the nine months ended June 30, 2024. The increase in the current period is on account of higher trade investments with retail partners, driven by a more competitive retail landscape.

RESEARCH AND DEVELOPMENT
R&D costs of $7,794 decreased from the comparative period of $9,533. The decrease is primarily due to reduced activity under the PDC Agreement and reduction in headcount resulting from synergies related to the Motif acquisition.

SHARE-BASED COMPENSATION
For the nine months ended June 30, 2025, the Company recognized $3,042 of share-based compensation expense, compared to $5,308 for the nine months ended June 30, 2024. The decrease in expense is primarily due to immediate vesting equity awards granted in the comparative period to retain talent; no such awards were granted in the current period.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for restricted share units ("RSUs"). The fair value of performance share units ("PSUs") was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    13

OTHER (INCOME) EXPENSES

	2025	2024	CHANGE	% CHANGE

Investment income, net of financing costs	(1,077)	(2,351)	1,274	54%
Acquisition and transaction costs	6,132	841	5,291	629%
Share of loss from investments in associates, net	—	389	(389)	(100)%
Gain on disposal of property, plant and equipment	—	(657)	657	(100)%
Change in fair value of contingent consideration	(3,290)	(50)	(3,240)	(6,480)%
Share issuance costs allocated to derivative liabilities	170	668	(498)	(75)%
Change in fair value of derivative liabilities, preferred shares and other financial assets	(21,865)	6,076	(27,941)	nm
Other non-operating expenses	245	8	237	(2,963)%
Total other (income)/expenses	$(19,685)	$4,924	$(24,609)	nm

INVESTMENT INCOME, NET OF FINANCING COSTS
Investment income (net of financing costs) of $1,077 was earned during the nine months ended June 30, 2025, compared to $2,351 during the nine months ended June 30, 2024. The change in investment income was primarily as a result of lower daily cash balance in the current period as compared to the nine months ended June 30, 2024.

ACQUISITION AND TRANSACTION COSTS
For the nine months ended June 30, 2025, the Company incurred transaction and acquisition costs of $6,132 compared to $841 for the nine months ended June 30, 2024. The increase was primarily due to costs incurred for due diligence, regulatory filings, legal and advisory services, as well as integration-related expenses associated with the acquisitions of Motif and CPL.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of 3,290 for the nine months ended June 30, 2025, compared to a gain of $50 for the nine months ended June 30, 2024.The gain in the current period was due to the revaluation of the contingent liability payable to the former vendors of Motif.

CHANGE IN DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a gain of $21,865 for the nine months ended June 30, 2025, compared to a loss of $6,076 for the nine months ended June 30, 2024. The following are the fair value changes that were recognized for the nine months ended June 30, 2025, and 2024:

		NINE MONTHS ENDED
	0	JUNE 30, 2025	0	JUNE 30, 2024
Investment in Phylos	$—	$(5,306)	$—	$434
Investment in OBX	—	(263)	—	11
Investment in Sanity Group (convertible loan)	—	(5,118)	—	—
Investment in Sanity Group (common shares)	—	(486)	—	—
Top-up Rights	—	(3,293)	—	3,138
Commitment to fund third tranche of Phylos convertible loan	—	(356)	—	594
Commitment to issue Preferred Shares	—	(6,937)	—	4,445
Warrants	—	(5,373)	—	(2,546)
Preferred shares	—	(1,319)	—	—
	$—	$(21,865)	$—	$6,076

NET INCOME
Net income for the nine months ended June 30, 2025 was $13,205 or $0.105 and $0.104 per Common Share (basic and diluted, respectively), compared to net loss of $40,007 or $0.385 per Common Share (basic and diluted) for the nine months ended June 30, 2024. The increase in net income from the comparative period is primarily attributable to a (i) higher gross margins; (ii) higher unrealized gains on changes in the fair value of biological assets; and (iii) higher fair value gain recognized in relation to the top-up-rights of BAT (the "Top-up Rights"), preferred shares, share warrants and other financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    14

SUMMARY OF QUARTERLY RESULTS

	Q4-F23 (1)	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25	Q3-F25
Financial Results
Recreational cannabis revenue (net of excise duty)	$44,596	$34,425	$33,118	$36,467	$38,839	$38,558	$56,658	$59,918
International flower, derivatives and beverages	$469	$1,025	$2,184	$2,367	$4,075	$3,329	$6,069	$7,418
Wholesale, medical and other	$975	$1,005	$2,326	$2,226	$1,784	$843	$2,873	$3,456
Net revenue	$46,040	$36,455	$37,628	$41,060	$44,698	$42,730	$65,600	$70,792
Net income (loss)	$(32,991)	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456	$(6,294)
Net earning (loss) per common share, basic	$(0.420)	$(0.194)	$(0.297)	$0.027	$(0.050)	$(0.202)	$0.329	$(0.047)
Net earning (loss) per common share, diluted	$(0.420)	$(0.194)	$(0.297)	$0.026	$(0.050)	$(0.202)	$0.318	$(0.047)
Operational Results
Harvest (kg) - dried flower	28,071	19,946	20,962	21,420	23,323	21,087	21,133	24,210
Employee headcount (#) (2)	935	984	987	914	875	1,241	1,150	1,178
Note 1: Q4 F23 results is for the four month period from June 1, 2023 through September 30, 2023 as a result of the change in year end from August 31 to September 30 approved by the Company in May 2023.
Note 2: Q1 F25, Q2 F25 and Q3 F25 employee headcount includes Motif's employees.

In the fourth quarter of fiscal year 2023, net revenue increased as a result of higher international sales. This was followed by a sequential decrease in net revenues in the first quarter of Fiscal 2024 and a subsequent increase in the remaining quarters of Fiscal 2024. In the first quarter of Fiscal 2025, net revenue has marginally decreased primarily as a result of lower international sales. In the second quarter of Fiscal 2025, the Company's international sales reached their highest level in the preceding eight quarters. Additionally, recreational net revenue also increased during this period. In Q3 Fiscal 2025, the Company once again achieved record net revenue and sequentially higher international sales.

In fiscal year 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges and lower net flower revenue. In the first and second quarters of Fiscal 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities. In the third quarter of Fiscal 2024, both net revenue and gross margin increased, resulting in net income. In the fourth quarter of Fiscal 2024, the Company recorded a net loss primarily due to an impairment loss of $4,773 for investments in associates and change in fair value of derivative liabilities and other financial assets (investments which are measured at fair value through profit and loss) of $1,642. In the first quarter of Fiscal 2025, the Company's net loss has increased, primarily due to increases in fair value losses on derivative liabilities and higher acquisition and transaction costs related to the acquisition of Motif. In Q2 Fiscal 2025, the Company recorded net income of $42,456. This increase compared to the prior quarter is primarily due to higher gross margins and higher gains from changes in the fair value of derivative liabilities, preferred shares, contingent consideration, and other financial assets. In Q3 Fiscal 2025, the Company recorded net loss of $6,294 primarily due to an increase in fair value losses on derivative liabilities and preferred shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    15

Adjusted EBITDA
Adjusted EBITDA is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, preferred shares and other financial assets; expenditures incurred in connection with R&D activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for expected credit losses. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During the second quarter of Fiscal 2024, management changed the calculation of Adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly.

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q4-F23[8]	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25	Q3-F25
Net (loss) income as reported	$(32,991)	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456	$(6,294)
Add/(deduct):
Investment income, net of financing costs	(923)	(522)	(650)	(1,179)	(960)	(825)	(179)	(73)
Income tax (recovery) expense	(2,279)	—	(30)	—	30	—	(106)	(9,903)
Depreciation and amortization	5,422	2,837	3,130	3,039	3,073	3,387	4,839	4,789
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	3,037	757	—	—	—	—	—	—
Impairment of property, plant and equipment, intangible assets and goodwill	18,869	—	—	—	—	—	—	—
ERP implementation costs	2,415	991	173	7	465	744	628	1,217
Acquisition and other transaction costs	580	590	(170)	421	74	4,504	974	654
Inventory and biological assets fair value and NRV adjustments	(1,066)	4,496	2,009	578	(673)	465	1,917	(2,787)
Acquisition-related fair value adjustment to inventory sold	—	—	—	—	—	—	1,586	897
Share-based compensation	1,208	2,007	1,995	2,087	1,093	1,325	938	1,007
Other (income) expenses(1)	(352)	343	12,778	(6,687)	6,646	12,477	(50,728)	13,511
Provision for non-recurring credit losses	470	—	4,239	—	—	—	—	—
Research and development expenditures, net of depreciation	3,720	4,387	2,556	2,381	1,545	2,290	2,583	2,676
Adjusted EBITDA	$(1,890)	$136	$(1,045)	$3,465	$5,860	$1,410	$4,908	$5,694

Divided by: net revenue	46,040	36,455	37,628	41,060	44,698	42,730	65,600	70,792

Adjusted EBITDA Margin % (Non-IFRS Measure)	(4)%	—%	(3)%	8%	13%	3%	7%	8%

Note 1:    Other (income) expenses(1) includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

In the fourth quarter of fiscal year 2023, continued price compression and lower international sales led to an Adjusted EBITDA loss of $1.9 million. In the first quarter of Fiscal 2024, the Company returned to a positive Adjustive EBITDA position due to a higher
8 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023 as a result of the change in year end from August 31 to September 30 approved by the Company in May 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    16

Adjusted Gross Margin (31%) resulting from lower cultivation and post-harvest costs and positive contributions from Edison Jolts product sales. In the second quarter of Fiscal 2024, the Company's Adjusted EBITDA position was a loss of $1 million and the decrease in Adjusted EBITDA from the first quarter of Fiscal 2024 was primarily due to increased sales and marketing expenses. In the third quarter of Fiscal 2024, as a result of higher recreational cannabis revenue and a higher Adjusted Gross Margin resulting from lower cultivation and post-harvest costs, Adjusted EBITDA increased to $3.5 million. In the fourth quarter of Fiscal 2024, the Company continued the momentum and achieved Adjusted EBITDA of $5.9 million. During the first quarter of Fiscal 2025, the Adjusted EBITDA decreased to $1,410 due to lower international sales. In the second quarter of Fiscal 2025, the Company's international sales increased and the Adjusted EBITDA increased to $4,908. During Q3 Fiscal 2025, the company's recreational and international sales increased, resulting in an increase in Adjusted EBITDA to $5.7 million.

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company as at June 30, 2025 and September 30, 2024:

	JUNE 30, 2025	SEPTEMBER 30, 2024	% CHANGE
Cash, restricted cash and short-term investments	$85,931	$133,426	(36)%
Inventories	$109,063	$67,351	62%
Working capital	$170,508	$208,897	(18)%
Total assets	$564,615	$407,860	38%
Total current and long-term debt	$40	$85	(53)%
Non-current financial liabilities(1)	$52,802	$34,439	53%
Total shareholders' equity	$385,496	$305,989	26%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On June 30, 2025, the Company had total cash (including restricted cash and short-term investments) of $85,931 compared to $133,426 at September 30, 2024. The decrease is primarily due to cash (net) payments of $64.9 million for the acquisitions of Motif and CPL. The funds used to finance these acquisitions were not drawn from the Jupiter Pool.

Management believes its capital position provides sufficient liquidity, following the recent acquisitions, to fund operations in the medium term. The Company's cash balances fluctuate significantly on a quarterly basis due to the timing of excise duty obligations. Management assesses additional financing alternatives regularly, including for strategic growth initiatives. Furthermore, the Company may be able to, if necessary and subject to prevailing market conditions, obtain equity or debt financing through capital markets. Additionally, subject to the restrictions in the amended and restated investor rights agreement dated January 23, 2024 between the Company and BAT, the Company may be able to use its shares as a currency for additional acquisitions. The Common Shares are listed for trading on both the NASDAQ and TSX, and there is analyst coverage among sell-side brokerages. However, there can be no assurance that capital will be available on terms acceptable to the Company or at all.

On October 6, 2023, the Company filed a final Canadian base shelf prospectus and corresponding amended Form F-10 registration statement (SEC File No. 333-274686) under the United States Securities Act of 1933, as amended, enabling the Company to qualify for the distribution of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants and units, during the 25-month period that the base shelf prospectus remains effective. The specific terms of any future offering of securities are required to be disclosed in a prospectus supplement filed with the applicable Canadian securities regulators and the SEC. In April 2024, the Company successfully closed the offering of 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, pursuant to the base shelf prospectus and the corresponding Form F-10 registration statement.

The following highlights the Company’s cash flows during the three and nine months ended June 30, 2025 and June 30, 2024:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024	JUNE 30, 2025	JUNE 30, 2024
Cash provided by (used in):
Operating activities	$14,626	$(3,730)	$(6,139)	$(5,021)
Financing activities	(560)	26,055	39,898	66,768
Investing activities	(9,428)	(16,461)	(81,280)	(24,808)
	$4,638	$5,864	$(47,521)	$36,939
Effect of foreign exchange on cash	$(2,107)	—	$(53)	—
Net cash provided (used)	$2,531	$5,864	$(47,574)	$36,939
Cash position
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    17

Beginning of period	82,500	82,832	132,605	51,757
End of period	$85,031	$88,696	$85,031	$88,696
Short-term investments	900	811	900	811
Cash (including restricted cash) and short-term investments	$85,931	$89,507	$85,931	$89,507

Cash provided by (used in) operating activities after working capital changes for the three and nine months ended June 30, 2025 was $14,626 and $(6,139), respectively, compared to $(3,730) and $(5,021) for the three and nine months ended June 30, 2024. The increase in cash provided by operating activities after working capital changes is primarily due to a reduction in working capital.

Free Cash Flow
Free Cash Flow is a Non-IFRS Measure and is calculated by the Company as net cash provided by or used in operating activities less the purchase of property, plan and equipment. Management believes that Free Cash Flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Free Cash Flow in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

	THREE MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024
Net cash and restricted cash provided by (used in) operating activities	$14,626	$(3,730)
Deduct:
Purchase of property, plant and equipment	9,627	1,064
Free Cash Flow	$4,999	$(4,794)

Free Cash Flow for the three months ended June 30, 2025 was $4,999. In comparison, for the three months ended June 30, 2024, free cash used in operating activities was $4,794. The increase in Free Cash Flow is primarily due to improvements in the Company's working capital.

Cash (used) provided by financing activities for the three and nine months ended June 30, 2025 was $(560) and $39,898, respectively. In comparison, for the three and nine months ended June 30, 2024, cash provided by financing activities was $26,055 and $66,768, respectively. For the nine months ended June 30, 2025 and June 30, 2024, proceeds from the Follow-on BAT Investment were the primary source of cash provided by financing activities.

Cash used in investing activities for the three and nine months ended June 30, 2025 was $9,428 and $81,280, respectively. In comparison, for the three and nine months ended June 30, 2024, cash used in investing activities was $16,461 and $24,808. The increase in cash used by investing activities for the three and nine months ended June 30, 2025 is primarily due to the acquisition of subsidiaries, for which the Company paid cash consideration of $64,895.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three and nine months ended June 30, 2025.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

The Company recently completed a project which redefined the job titles, roles and responsibilities of the majority of its employees. These changes resulted in fewer individuals meeting the definition of key management personnel for the three and nine months ended June 30, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    18

For the three and nine months ended June 30, 2025 and June 30, 2024, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024	JUNE 30, 2025	JUNE 30, 2024
Salaries and bonus	$1,370	$1,459	$3,996	$4,509
Share-based compensation	671	1,427	2,092	3,814
Total key management compensation	$2,041	$2,886	$6,088	$8,323

During the three and nine months ended June 30, 2025 nil and nil stock options (June 30, 2024 – nil and 62,000), respectively, were granted to key management personnel with an aggregate fair value of $nil and $nil (June 30, 2024 – $nil and $123), respectively. In addition, during the three and nine months ended June 30, 2025, nil and 404,905 RSUs (June 30, 2024 – 7,575 and 2,146,117), respectively were granted with a fair value of $nil and $1,538 (June 30, 2024 – $20 and $4,320), respectively. For the three and nine months ended June 30, 2025, nil and 404,905 PSUs (June 30, 2024 – $nil and 678,717), respectively, were issued to key management personnel with an aggregate fair value of $nil and $457 (June 30, 2024 – $nil and $543), respectively.

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and nine months ended June 30, 2025, under the PDC Agreement between the Company and BAT dated March 10, 2021, BAT incurred $755 and $1,997 (June 30, 2024 – $816 and $3,204), respectively, of direct expenses and the Company incurred $1,208 and $4,132 (June 30, 2024 – $1,587 and $8,357), respectively, of direct expenses and capital expenditures of $9 and $9 (June 30, 2024 – $1 and $96), respectively, related to the center of excellence. The Company recorded in the three and nine months ended June 30, 2025, $1,005 and $3,088 (June 30, 2024 – $1,202 and $5,781), respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive (loss) income. For the three and nine months ended June 30, 2025, the Company recorded $5 and $5 (June 30, 2024 – $1 and $49), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At June 30, 2025, there is a balance receivable from BAT of $541 (September 30, 2024 – $3,169).

In November 2023, the Company entered into a subscription agreement with BAT for a $124.6 million Follow-on BAT Investment, whereby BAT, agreed to subscribe for a total of 38,679,525 Common Shares and Preferred Shares (the "Shares") at a price of $3.2203 per share, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. On February 28, 2025, the Company closed the third and final tranche of the Follow-on BAT Investment and issued 7,562,447 Common Shares and 5,330,728 Preferred Shares of the Company.

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

As at June 30, 2025, the Company held financial instruments that are measured at fair value at each reporting date. The valuation of these instruments is performed using various models, which, due to the complexity and nature of the instruments, primarily rely on Level 3 inputs within the fair value hierarchy. These inputs are unobservable and reflect the Company’s own assumptions
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    19

about the assumptions that market participants would use in pricing the instruments. Refer to Note 17 of the Interim Financial Statements for further information.

(ii) Biological Assets
Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell in accordance with the IFRS as issued by the IASB. The fair value measurement is categorized within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. These inputs include expected yield per plant, average selling price (net of post-harvest costs), wastage rates, post-harvest processing costs, and the stage of growth of the plants at the reporting date. Changes in these assumptions could result in significant variations in the fair value of biological assets. Refer to Note 6 of the Interim Financial Statements for further information.

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at June 30, 2025 and August 11, 2025.

	JUNE 30, 2025	AUGUST 11, 2025
Common shares issued and outstanding	134,022,167	$134,325,578
Preferred shares(1)	13,794,163	$13,794,163
Options	2,389,099	$2,309,599
Warrants	4,450,500	$4,450,500
Top-up Rights	18,198,121	$18,064,430
Restricted share units	3,407,780	$3,128,760
Performance share units	1,714,723	1,706,765
Total fully diluted shares	177,976,553	$177,779,795
Note 1: The preferred shares are eligible, under certain scenarios, to be converted into common shares equalling 14,456,471 consisting of the original preferred shares of 13,794,163 that convert into one common share and accretion amounts that accrue to the preferred shares at an annual rate of 7.5% per annum. Since the preferred shares were issued under the second and third tranches of the Follow-On BAT Investment, they have collectively accrued 662,308 of additional common share conversion value.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended June 30, 2025 except for a new accounting estimate (refer to the Interim Financial Statements) and judgment that was made in relation to the acquisition of Motif. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the year ended September 30, 2024.

Adoption of New Accounting Pronouncements
Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments do not have a material impact on the Company’s interim financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    20

beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. Therefore, these amendments do not have an impact on the Company's interim financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but that fact must be disclosed. These amendments do not have an impact on the Company’s consolidated financial statements.

ACQUISITION OF SUBSIDIARIES
i.Acquisition of Motif
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif, a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million. This included $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in the Company's common shares, conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the TSX, within 12 months of the date of the transaction. The acquisition was accounted for as a business combination under IFRS 3. For additional details regarding the accounting treatment of the acquisition, refer to Note 21 of the Interim Financial Statements.

The acquisition of Motif resulted in Organigram becoming the #1 LP in Canada by market share9 and added two purpose-built facilities to its portfolio that are optimized for cannabis extraction, processing, manufacturing, and distribution. Motif's product portfolio is highly complementary to Organigram's, with minimal portfolio overlap.

On April 1, 2025, the Company completed the amalgamation of Motif and it continued as a single legal entity under the name Organigram Inc. Integration efforts are ongoing, with certain key milestones already achieved in aligning core systems, operational processes, and personnel structures. Management continues to actively monitor integration-related risks and remains on track to achieve full operational integration.

ii.Acquisition of CPL
On March 31, 2025, the Company acquired 100% of the issued and outstanding shares of CPL, a company operating in the cannabis and hemp-derived THC beverage categories, supported by a portfolio of strong owned brands, for upfront consideration of $6 million. CPL former shareholder is also entitled to receive up to additional consideration of $24 million in contingent consideration, subject to achievement of certain milestone and earnout targets. The acquisition was accounted for as a business combination under IFRS 3. For additional details regarding the accounting treatment of the acquisition, refer to Note 21 of the Interim Financial Statements.

Through the Company's acquisition of CPL, the Company entered the cannabis beverage category in Canada and the hemp-derived THC beverage category in the U.S. In Canada, the Company has captured 5.9% of the beverage category10 and intends to further expand in this category by leveraging sales capabilities and the FASTTM nanoemulsion technology. In the U.S., CPL beverages are currently distributed in 25 states through its online DTC platform and retail brick and mortar locations across several states.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

9 Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30
10 As of June 30, 2025 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024    21

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged PKF O'Connor Davies ("PKF") to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s Annual Financial Statements, as well as an opinion on the effectiveness of the Company’s ICFR. PKF, the Company’s independent registered public accounting firm, has audited the Company's Annual Financial Statements and has issued an adverse report on the effectiveness of ICFR. PKF‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended September 30, 2024.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of June 30, 2025 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

LIMITATIONS ON SCOPE OF DESIGN
The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entities controlled by the Company but that were scoped out of the evaluation of DCP and ICFR were Motif (acquired effective December 6, 2024), and CPL and Organigram USA Inc. (both acquired effective March 31, 2025).

Excluding goodwill and intangible assets, Motif constitutes approximately $52,485 of the Company’s current assets, $78,093 of total assets, $40,000 of current liabilities and $55,518 of total liabilities as of the acquisition date. During the three and nine months ended June 30, 2025, Motif contributed $44,987 and $95,330 in gross revenue to the consolidated results.

Excluding goodwill and intangible assets, CPL constitutes approximately $2,464 of the Company’s current assets, $2,464 of total assets, $1,141 of current liabilities and $4,950 of total liabilities as of the acquisition date.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the recently acquired entities, Motif, CPL and Organigram USA Inc. In the first quarter of Fiscal 2025 management, with oversight from the Audit Committee, implemented remediation measures related to the material weaknesses as at September 30, 2024 as outlined below in the "Status of Remediation Plan" section and as a result of the implemented measures concluded that the material weakness related to management review controls over biological assets and inventory complex spreadsheets was successfully remediated.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2024, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of June 30, 2025, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

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A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness:

•The Company had ineffective general IT controls related to security and administration and monitoring of service organizations.

STATUS OF REMEDIATION PLAN
Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR, and remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weakness is remediated in Fiscal 2025.

The following remedial activities were completed in the second quarter of Fiscal 2025 and as a result management concluded that the material weakness related to management review controls over biological assets and inventory complex spreadsheets was successfully remediated:

•We streamlined and enhanced our documentation of our review over complex spreadsheet models related to biological assets and inventory. In particular:
▪We re-assigned the responsibility for preparing and reviewing the spreadsheets to personnel that have the skills and experience required to perform the task;
▪We enhanced review documentation requirements by adding mandatory checklists to all models; and
▪We have trained all personnel involved.

The following remedial activities, primarily related to IT general controls, remain in progress as at the date of this MD&A and are expected to continue at least throughout the remainder of Fiscal 2025. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design and operational effectiveness:

•We continued to engage internal control specialists that assisted management in evaluating internal controls and in designing remediation plans; and
•We have implemented and will continue to improve the robustness of controls intended to evaluate information from organizations providing services to the Company.

Following the continued substantial improvement and remediation of the material weakness described above, senior management has discussed the remaining material weakness with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions will contribute to the remediation of the remaining material weaknesses, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weakness, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weakness described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weakness, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management expects to fully remediate the remaining material weakness identified before the end of Fiscal 2025. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
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RISK FACTORS
The Company’s business is subject to risks inherent in a high-growth, heavily regulated industry. We have identified certain risks pertinent to our business that may have affected or may affect our business, financial condition, results of operations and cash flows, as further described in this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. Management attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the statement of financial position at June 30, 2025 approximates $195,393 (September 30, 2024 – $211,306).

As of June 30, 2025 and September 30, 2024, the Company’s aging of trade receivables was as follows:

	JUNE 30, 2025	SEPTEMBER 30, 2024
0-90 days	$51,968	$32,349
More than 90 days	10,072	5,502
Gross trade receivables	$62,040	$37,851
Less: Expected credit losses and reserve for product returns and price adjustments	(5,470)	(5,196)
	$56,570	$32,655

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At June 30, 2025, the Company had $35,876 (September 30, 2024 – $106,745) of cash (unrestricted) and working capital of $170,508 (September 30, 2024 – $208,897). Further, the Company may potentially access debt and/or equity capital through the capital markets if required, although there can be no assurance that capital will be available on terms acceptable to the Company or at all.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at June 30, 2025:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$89,803	$89,803	$89,803	$—	$—	$—
Long-term debt	40	40	40	0	—	—
Lease obligations	9,108	11,838	1,742	3,140	3,000	3,956
	$98,951	$101,681	$91,585	$3,140	$3,000	$3,956

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $2,136 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

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(iv) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (four and four of which, individually, represented more than 10% of the Company’s revenues during the three and nine months ended June 30, 2025), and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Risks of significant changes or developments with respect to domestic and international customs, tariffs, and trade policies, corresponding or retaliatory actions by other countries and related uncertainties
Significant changes or developments with respect to domestic and international customs, tariffs, and trade policies in the geographies where the Company operates, any corresponding or retaliatory actions taken, and related uncertainties could have an adverse effect on the Company's financial results and profitability. Since the inauguration of the current U.S. president on January 20, 2025, the U.S. has imposed a number of tariffs on exports from Canada and other countries to the U.S., The international trade disputes sparked by the tariffs imposed or potential tariffs to be imposed by the U.S. and any other future actions taken by the U.S. and other countries in response, including a further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce, are expected to have a negative impact on the Canadian economy and other markets where the Company operates, and could adversely affect the Company’s business operations and financial condition. In addition, the uncertainty as to whether additional tariffs or trade policies will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have and may continue to have negative impact on the Canadian and global economy and may adversely affect the Company’s business operations and financial condition.

(vii) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(viii) Risks related to international sales and operations
The Company sells hemp-derived products in the U.S. and exports cannabis to a number of countries whose laws vary, and many are unsettled and still developing. There is no assurance that the Company will continue to meet the evolving legal and regulatory requirements applicable to each international jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to export its products or continue doing business in the U.S or any other international jurisdictions.

U.S. Regulation of Hemp-Based THC

Our U.S. product offerings contain hemp-derived delta-9 THC. In December 2018, the U.S. government removed hemp and extracts of hemp (defined as the plant Cannabis sativa L with a delta-9 tetrahydrocannabinol concentration of not more than 0.3% on a dry weight basis) from the Controlled Substances Act (“CSA”) schedules through the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”). Accordingly, the production, sale and possession of hemp or extracts of hemp, including certain THC and CBD products, no longer violate the CSA. The states have implemented a patchwork of different laws on hemp and its extracts.

Despite the passage of the 2018 Farm Bill, there remains some ambiguity as to which products are considered lawful under federal laws. Much of the ambiguity is due to federal statutes and regulations other than the 2018 Farm Bill and/or the CSA, including, without limitation, Drug Enforcement Administration’s Interim Final Rule, the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Federal Analogue Act, and the enforcement priorities (or lack thereof) of the federal agencies tasked with enforcing such laws and regulations.

For example, although the 2018 Farm Bill removes hemp from the CSA, the 2018 Farm Bill preserved the authority and jurisdiction of the Food and Drug Administration (the “FDA”), under the FDCA, to regulate the manufacture, marketing, and sale of food, drugs, dietary supplements, and cosmetics, including products that contain hemp and hemp extract. The FDCA therefore continues to apply to hemp-derived food, drugs, dietary supplements, cosmetics, and devices introduced, or prepared for introduction, into interstate commerce. As a marketer of hemp-derived products, we must comply with FDA regulations applicable to manufacturing and marketing of certain products, including food, beverages and dietary supplements.

In January 2023, FDA affirmed that the agency will not compromise—or create new standards—in evaluating or permitting cannabis or cannabinoid compounds and products, and particularly CBD and THC, and indicated that Congress must take action to end the stalemate between federal and state laws. Furthermore, industry stakeholders have urged Congress to reassess the legality of certain hemp THC products. While federal enforcement regarding hemp-derived products has generally been limited, changes in enforcement priorities or further federal or state regulations could negatively impact our ability to manufacture and sell such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

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Federal and state regulations relating to hemp-derived THC products are new and rapidly evolving, and changes may not develop in the timeframe or manner most favorable to our business objectives.

Our participation in the market for hemp-derived THC products in the United States and elsewhere may require us to employ novel approaches to existing regulatory pathways. Although the passage of the 2018 Farm Bill legalized hemp and hemp-derived cannabinoids, it did not further amend the FDCA. The FDA has stated in guidance and other public statements that it is prohibited to sell a food, beverage or dietary supplement to which THC (or CBD) has been added. While the FDA does not have a formal policy of enforcement discretion with respect to any products with added CBD, the agency has stated that its primary focus for enforcement centers on products that put the health and safety of consumers at risk, such as those claiming to prevent, diagnose, mitigate, treat, or cure diseases in the absence of requisite approvals. The agency’s enforcement to date has therefore focused on products containing CBD that make drug-like claims, or products with synthetic cannabinoids such as delta-8 THC. Nevertheless, there is the risk that the FDA could expand its enforcement activities and require additional manufacturing, packaging or labeling requirements, or order companies to cease distributing such products altogether. Such regulatory actions and associated compliance costs may hinder our ability to successfully compete in the market for such products.

In addition, such products may be subject to regulation at the state or local levels. State and local authorities have issued their own restrictions on the cultivation or sale of hemp or hemp-derived THC products. This includes laws that ban the cultivation or possession of hemp or any other plant of the cannabis genus and derivatives thereof. State regulators may take enforcement action against food and dietary supplement products that contain THC, or enact new laws or regulations that prohibit or limit the sale of such products.

The regulation of hemp THC in the United States has been constantly evolving, with changes in federal and state laws and regulation occurring on a frequent and uncertain basis. Violations of applicable FDA and other laws could result in warning letters, significant fines, penalties, administrative sanctions, injunctions, convictions or settlements arising from civil proceedings.

These uncertainties likely cannot be resolved without further federal and state legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there remain several legal considerations underlining the sale of hemp-derived products, including, but not limited to, (i) the fact that hemp and cannabis are both derived from the cannabis plant, (ii) the rapidly changing patchwork of state laws governing hemp and hemp-derived products, and (iii) the lack of FDA approval for THC as a food ingredient, food additive or dietary supplement.

Unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in the market for such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

We also compete with other Hemp THC products, state legal cannabis products and products available in the illicit market, and the public is often uninformed about the differences of these markets. We test all of our products for safety and quality. However, many of our competitors in the market may not do so. Because our business is dependent, in part, upon continued market acceptance of THC by consumers, any negative trends relating to cannabis or hemp could adversely affect our business operations. For example, consumers may hear about negative health or safety outcomes for a competitor’s product and ascribe those outcomes to the entire category. Negative views of the category caused by third party bad actors may hinder our ability to successfully market our products, or lead to new laws or regulations that prohibit or limit the sale of such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

Israeli Anti-Dumping Investigation

In Israel, a potential dumping tariff on cannabis imports may impact the Company's ability to resume exports to this jurisdiction. In January 2024, Israel launched the Anti-Dumping Investigation (the "Anti-Dumping Investigation"). The Company last shipped products to Israel in the second quarter of fiscal year 2023. Future shipments to Israel are contingent on, among other factors, customer buying patterns, receipt of applicable import and export permits, and contractual matters. Although the Company believes it is in compliance with international trade law related to its shipments to Israel, the outcome of the Anti-Dumping Investigation may result in risks to future shipments to Israel including potential imposition of a dumping duty on Israeli importers of Canadian cannabis exports. In July 2024, the Israeli Anti-Dumping Commissioner issued a preliminary determination finding dumping by all Canadian exporters, including the Company. In November 2024, the Commissioner issued a final determination affirming a finding of dumping, despite compelling evidence to the contrary. In December 2024, the Commissioner's decision was reviewed by an Advisory Committee of Israeli government officials, which recommended a finding of dumping and imposition of duties. In April 2025, Israel's Ministry of Economy adopted the recommendation of the Advisory Committee and recommended the imposition of dumping duties. Israel's Ministry of Finance has vetoed the decision, and the validity of its veto is being reviewed by an Israeli court. The Company has continued to advance its position that it has not engaged in dumping. The Attorney General of Israel issued an opinion that the Ministry of Finance properly exercised its veto. As such, the Company currently expects that duties will not be imposed.

(ix) Information Systems Risk
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The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected.

As new IT systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

During fiscal year 2023 and Fiscal 2024, the Company launched a new ERP system, which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various IT general controls are now centralized currently in the midst of stabilizing a new ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management.

The Company is in the midst of implementing Phase 3 of its ERP system, D365 Advanced Manufacturing ("Phase 3"). The design and implementation of Phase 3 requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the implementation. The Company may not be able to implement Phase 3 successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to implement Phase 3 as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations can be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted.
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ORGANIGRAM
GLOBAL

organigra.ca /// @organigram_global